Mail Stop 3561

September 29, 2009

By U.S. Mail and facsimile to (412) 338-8961

Joseph Fortunato
Chief Executive Officer
General Nutrition Centers, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222

  Re: **General Nutrition Centers, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2008
     Filed March 19, 2009
     Form 10-Q for the Periods Ended June 30 and March 31, 2009
     Filed August 13 and May 7, 2009, respectively
     Form 8-K Filed August 13, 2009
     File No. 333-144396

Dear Mr. Fortunato:

  We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Corporate History, page 2

1. Please identify the "affiliates of Ares Management LLC... and Ontario Teachers
    Pension Plan Board..., certain institutional investors, certain of [your] directors,
    and certain former stockholders of GNC Parent Corporation, including members
    of [your] management." Please also include a cross reference to the security
    ownership table on page 153.

2. Please also provide a cross reference to the stockholders agreement discussed in
    Item 13 and provide a short description of that agreement.

Item 2. Properties, page 27

3. We note from the Store Listings by Country section of your website that you have
    a store in Tehran, Iran. We also note from October 2007, July 2007 and
    September 2009 news articles that Global Active Limited, a company that
    operates a network of 139 franchised stores under the GNC name, acquired OSIM
    International in 2005 and that OSIM International has regional offices in Iran and
    operates franchises in Iran.

    We note that your Form 10-K does not discuss contacts with Iran. Iran is
    identified by the State Department as a state sponsor of terrorism, and is subject to
    U.S. economic sanctions and export controls. Please describe to us the nature and
    extent of your past, current, and anticipated contacts with Iran, whether through
    affiliates, franchisees, distributors, or other direct or indirect arrangements. Your
    response should describe any products you have provided into Iran, and any
    agreements, commercial arrangements, or other contacts you have had with the
    government of Iran or entities controlled by the government.

4. In addition, please tell us why you have not included Iran in the list of
    international franchised stores on page 28.

5. Please discuss the materiality of your contacts with Iran and whether those
    contacts constitute a material investment risk for your security holders. You
    should address materiality in quantitative terms, including the approximate dollar
    amounts of any associated revenues, assets, and liabilities for the last three fiscal
    years and any subsequent period. Also, address materiality in terms of qualitative
    factors that a reasonable investor would deem important in making an investment
    decision, including the potential impact of corporate activities upon a company's
    reputation and share value. As you may be aware, various state and municipal
    governments, universities, and other investors have proposed or adopted

divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 39

Results of Operations, page 41

6. We note that your analysis of results for 2007 combines the results of the predecessor and successor companies. Please remove your presentation of combined results for 2007 as we do not believe it is meaningful or appropriate to merely combine information for the predecessor and successor periods given the change in basis resulting from the merger. Instead, you should separately discuss the historical results of the predecessor and the successor periods for 2007. If you believe that a comparison of pro forma results would provide valuable information and possibly a more relevant analysis of trends and changes, we will not object if you wish to augment your analysis of historical results by providing a supplemental analysis comparing the pro forma results of the successor for the year ended December 31, 2008 to the pro forma results for the year ended December 31, 2007, where the pro forma information is prepared in accordance with the guidance in Article 11 of Regulation S-X. If you choose to present this pro forma analysis, you should explain to your readers how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation. Typically the presentation of pro forma statements of operations for the years ended December 31, 2008 and 2007 will be necessary in order to facilitate an understanding of the basis of the information being discussed.

Financial Statements and Supplementary Data, page 62

Notes to Consolidated Financial Statements, page 69

Note 1. Nature of Business, page 69

Merger of the Company, page 69

7. Considering it appears a NEWCO was used to acquire an OLDCO in a single highly leveraged transaction or a series of related and anticipated highly leveraged transactions, please tell us in detail how you determined the merger transaction was not within the scope of EITF 88-16.

Note 7. Goodwill, Brands, and Other Intangible Assets, page 84

8. We note your operating agreement intangible asset, which consists mainly of your retail agreements with useful lives of 25-35 years and your franchise and manufacturing agreements with useful lives of 25 years. We also note that your retail agreements were assigned a final fair value reflecting the opportunity to expand the company stores within a major drug store chain, presumably Rite-Aid, and on military facilities. In light of your disclosure on page 5 that, in 2007, you extended your alliance with Rite Aid through 2014 with a five year option, please tell us how you determined that the useful life of 25-35 years is appropriate for your retail agreements. Also, please tell us why you believe a useful life of 25 years is appropriate for your franchise and manufacturing agreements. Refer to paragraph 11 of SFAS 142.

Note 8. Property, Plant and Equipment, page 87

9. We note you are a 50% limited partner in a partnership that owns and manages the building that houses your corporate headquarters. We further note on page 29 that you are entitled to share in 75% of the partnership's profit and losses and that you consolidate the partnership. Please tell us the basis in GAAP for your accounting and where you have presented minority interest in the financial statements. Also, please tell us how the adoption of SFAS 160 impacted your financial statements in the subsequent period.

Note 18. Stock-based Compensation Plans, page 102

10. Please tell us in detail how you determine the grant date price of your common stock in valuing option issuances. Also, considering it appears you use the calculated-value method in estimating expected volatility under your Black-Scholes model, please tell us why it is not practicable for you to estimate the expected volatility of your share price, the industry sector index you selected, the reasons for selecting that particular index, and how you calculated historical volatility using that index. Please also disclose in future filings the items required by paragraph A240(e.)(2)(b) of SFAS 123R.

Note 19. Segments, page 105

11. We note your discussion of certain accounting adjustments recorded in your "other" segment and a similar discussion of the same adjustments on page 6 as it relates to data collected from your point-of-sale systems. Please tell us the nature of these accounting adjustments and, in doing so, explain why they are necessary and how they comply with GAAP. Please also tell us whether these adjustments are recurring in nature and whether you expect to record similar adjustments in future periods.

9A. Controls and Procedures, page 122

12. Please confirm that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308T(b) of Regulation S-K. Please include this disclosure in your future filings.

Item 11. Executive Compensation, page 127

Compensation Discussion and Analysis, page 127

How We Chose Amounts and/or Formulas for Each Element, page 130

Base Salary, page 130

13. Please explain more specifically how the committee utilized the surveys from Mercer Human Resource Consulting LLC, Western Management Group, and Watson Wyatt Worldwide in determining base salaries for the named executive officers. Clarify whether the committee used the information in the surveys as benchmarks for determining base salaries. If you benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Annual Incentive Compensation, page 130

14. We note your statement that you do not disclose your internal budget for results of
operation, including budgeted EBITDA. Please provide us on a supplemental
basis a detailed analysis regarding how disclosure of this metric would cause you
competitive harm. For example, please explain how "disclosure of this amount,
whether with respect to historical periods or future periods, would cause [you]
competitive harm by disclosing to competitors a key element of [your] internal
projections." To the extent that it is appropriate to omit specific targets, please
provide the disclosure pursuant to Instruction 4 to Item 402(b). General
statements regarding the level of difficulty, or ease, associated with achieving
performance goals either at the corporate or individual level are not sufficient. In
discussing how likely it will be for the company to achieve the target levels or
other factors, provide as much detail as necessary without providing information
that poses a reasonable risk of competitive harm. See Question 118.04 of
Regulation S-K Compliance & Disclosure Interpretations at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Stock Options, page 131

15. You state that "[t]he Parent Compensation Committee determines stock option
grant awards in accordance with the Named Executive Officer's performance and
level of position." Please discuss how stock options are structured and
implemented to reflect each named executive officer's individual performance,
describing the elements of individual performance that are taken into account.
See Item 402(b)(2)(vii) of Regulation S-K. Please also discuss how the "level of
position" is used to determine stock option grant awards.

Benefits and Perquisites, page 131

16. Please identify the named executive officers "who have historically received some
of these allowances in greater amounts..." and the amounts that they have
received.

17. Please identify the circumstances under which "management may recommend and
the Compensation Committee may approve more limited benefits or additional
benefits."

Chief Executive Officer Compensation, page 133

18. Please identify and discuss the "additional performance targets, including personal initiatives,..." that determined the one-time discretionary bonus.

Summary Compensation Table, page 134

19. Please identify the optionholders in footnote 1. Please clarify whether the discretionary payments described in subparagraph (a) were related to the proposed merger, the annual incentive compensation program, or otherwise. Please clarify whether the descriptions in footnote 1 reflect the entire amounts displayed in the bonus column for the named executive officers.

Employment and Separation Agreements with Our 2008 Named Executive Officers, page 140

20. With respect to the potential payments upon termination and change of control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

Certain Relationships and Related Transactions and Director Independence, page 156,

21. Please describe the registrant's policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K.

22. Please address your interests in the Gustine Sixth Avenue Associates, Ltd. entity that owns your headquarters building, including the terms of the lease and whether those terms were comparable to terms you could have obtained from unaffiliated third parties.

Item 15. Exhibits, Financial Statement Schedules, page 159

Schedule II – Valuation and Qualifying Accounts, page 160

23. We note on page 74 that you provide for an allowance for expected customer returns as reductions to revenue. Please revise this schedule to include the activity in your sales returns and allowances. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X for guidance.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

Executive Overview, page 33

24. We note your discussion of the Hydroxycut product recall in May 2009 and that
     you are providing refunds or gift cards to consumers who return these products to
     your stores. Please tell us and consider disclosing in MD&A, the amount of
     refunds and gift cards issued to date and the amount anticipated in future periods
     for the Hydroxycut recall. Also, please tell us and discuss in MD&A how you are
     recording the refunds and issuances of gift cards. In doing so, tell us whether you
     recorded additional sales returns and allowances for this purpose or if you are
     reversing revenue as the Hydroxycut products are returned. Please provide us
     with illustrative journal entries that reflect your accounting for the recall. If
     additional sales returns and allowances were recorded specifically for Hydroxycut
     products, please consider disclosing the amount. If you did not record additional
     sales returns and allowances, please tell us why you believe additional sales
     returns and allowances were not necessary.

Form 10-Q for the Quarterly Periods Ended June 30 and March 31, 2009

Exhibits 31.1 and 31.2

  25. The certifications must correspond exactly to those set forth in Item 601(b)(31) of
      Regulation S-K. In this regard, the parenthetical in the paragraph 4(d) should
      state "the registrant's fourth fiscal quarter in the case of an annual report." Please
      revise the certifications in future filings.

Form 8-K Filed August 13, 2009

  26. We note your presentation of the non-GAAP measures EBITDA and adjusted
      EBITDA. We further note that management uses both non-GAAP measures to
      evaluate performance and liquidity. In future filings, please present all categories
      of cash flows in accordance with Question 12 of our Frequently Asked Questions
      Regarding the Use of Non-GAAP Financial Measures, available on our website at
      http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

                                    ******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director